UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number: 001-35462

WORLDPAY, INC.

(Exact name of registrant as specified in its charter)

c/o Fidelity National Information Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 438-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock (par value $0.00001 per share)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*

Effective as of July 31, 2019, pursuant to that certain Agreement and Plan of Merger, dated March 17, 2019, by and among Fidelity National Information Services, Inc. (“FIS”), Wrangler Merger Sub, Inc., a wholly owned subsidiary of FIS (“Merger Sub”), and Worldpay, Inc. (“Worldpay”), Worldpay merged with and into Merger Sub, with Worldpay continuing as the surviving corporation and a wholly-owned subsidiary of FIS. At the effective time of the merger, each share of Class A common stock, par value $0.00001 per share of Worldpay, other than certain excluded shares, was converted into the right to receive (i) 0.9287 shares of common stock, par value $0.01 per share, of FIS and (ii) $11.00 in cash. Accordingly, as of the date hereof, there are no holders of record of common stock of Worldpay.

Pursuant to the requirements of the Securities Exchange Act of 1934, Worldpay, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Worldpay, Inc.

Date: August 12, 2019	By:	/s/ JARED M. WARNER
		Name:	Jared M. Warner
		Title:	Assistant Secretary